Exhibit 1.02
Ashland Inc.

Conflict Minerals Report for Year Ended December 31, 2013

Introduction

This Conflict Minerals Report (this “Report”) of Ashland Inc. (“Ashland” or the “Company”) is filed as an exhibit to Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1 through December 31, 2013.  This Report refers to Section 13(p) of the Exchange Act, which was added by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), Rule 13p-1 of the Exchange Act and Form SD, collectively, the “conflict minerals rules.”  Certain terms in this Report are defined in the conflict minerals rules and the reader is referred to that source and to SEC Release No. 34-67716 issued on August 22, 2012 for such definitions.

The conflict minerals rules were adopted or added, as applicable, pursuant to Dodd-Frank.  The conflict minerals rules require public companies that manufacture or contract to manufacture products that contain “conflict minerals” to disclose certain information annually about their use and origin of “conflict minerals” originating in the “Covered Countries” if the conflict minerals contained in such products are necessary to the functionality or production of those products.  The “conflict minerals” are gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, tantalum, tin and tungsten).  The “Covered Countries” are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

For the reporting period that is the subject of this Report, Ashland conducted a review of its products and found that small quantities of tin are found in certain of its product lines.  The affected product lines represent only a small portion of the Company’s business.  Despite a good faith reasonable country of origin inquiry (“RCOI”), the Company concluded that the origin of its tin could not be determined.  Therefore, the Company conducted due diligence on the source and chain of custody of those necessary conflict minerals in its products for the calendar year 2013. “Necessary conflict minerals” include those conflict minerals that are necessary to the functionality or production of a product that is manufactured by the Company or contracted to be manufactured by the Company.  As a result of the due diligence on the source and chain of custody of those necessary conflict minerals, with the exception of information obtained from one supplier, the Company was not able to obtain all the information necessary to track the source and chain of custody of its necessary conflict minerals.

The Company is not required to obtain an independent private sector audit report for the year ended December 31, 2013.

Company Overview

Ashland is a leading, global specialty chemical company that provides products, services and solutions that meet customers’ needs throughout a variety of industries.  Ashland’s chemistry is used in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical.

Ashland’s supply chain is complex, and there are many indirect suppliers in the supply chain between it and the mines or locations of origin of its necessary conflict minerals.  The Company does not purchase any conflict minerals directly from miners, smelters or refiners.  Therefore, it must rely on its direct and indirect suppliers, including distributors, to provide information about the source and chain of custody of its necessary conflict minerals.

Reasonable Country of Origin Inquiry

For the Company and all of its consolidated subsidiaries and affiliates, the Environmental, Health and Safety department (“EH&S”) identified all of the Company’s products that contained conflict minerals or were reasonably likely to contain conflict minerals.  Using this data and after consulting with the Company’s legal department (“Legal”), EH&S identified all the products that contained or were reasonably likely to contain necessary conflict minerals.   After collecting this data, EH&S identified the entities which supplied the product or material containing, or reasonably likely containing, the necessary conflict minerals.  EH&S then identified the products containing necessary conflict minerals that were actually delivered to the Company’s customers during calendar 2013.  Tin was the only necessary conflict mineral appearing in any of the Company’s products.  EH&S used the Company’s enterprise resource planning (“ERP”) system to collect this data. The Company’s Supply Chain department (“Supply Chain”) reviewed the list of materials and suppliers provided by EH&S and queried the Company’s data warehouse system to confirm the relevant suppliers and verify the data provided by EH&S.  This resulted in a list of only a small number of applicable suppliers or distributors who provided materials containing necessary tin, or that were reasonably likely to contain necessary tin, that were contained in the Company’s products in calendar year 2013.

In performing an RCOI regarding the sources of that tin, the Company identified all of its tin suppliers and surveyed and obtained supporting documentation from them to identify the origin of the tin they supplied to Ashland.  The Company used the Conflict Minerals Reporting Template (the “EICC-GeSI Template”) developed by the Conflict Free Sourcing Initiative (the “CFSI”) for its questionnaire to suppliers.  This questionnaire requested information the Company needed to complete the RCOI and the due diligence discussed in more detail below.  The Company reviewed responses from all suppliers and identified any “red flags” or inconsistencies contained in the responses.  Despite a good faith RCOI, the Company concluded that the origin of its tin could not be determined. As such, the Company proceeded to exercise due diligence in accordance with the conflict minerals rules.

Due Diligence

The Company conducted due diligence on the source and chain of custody of the necessary conflict minerals in its products.  Despite its due diligence efforts, the Company was not able to obtain all the information necessary to track the mine and location of origin of its necessary conflict minerals.

Design of Due Diligence

Ashland’s due diligence measures were designed to conform, in all materials respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (“OECD Guidance”) and the related Supplement on tin, tantalum, and tungsten, specifically as it relates to “downstream” purchasers.  The Company designed due diligence measures that included actions to: (i) establish strong company management systems, (ii) identify and assess risks in the supply chain, (iii) design and implement a strategy to respond to identified risks, (iv) carry out independent third-party audit of smelter’s/refiner’s due diligence practices, and (v) report annually on supply chain due diligence, all as required by the conflict minerals rules.

Due Diligence Measures Performed

Establish strong company management systems:

Ashland took a number of the steps described in the OECD Guidance to establish strong company management systems.  The Company initiated a process to create a Supplier Code of Conduct which included a section regarding the sourcing of conflict minerals.  The process was not completed until calendar year 2014.

The Company also established a working group for conflict minerals compliance (the “Working Group”), comprised of individuals from various areas within the Company, including EH&S, Legal, the Internal Audit department (“Internal Audit”) and Supply Chain.   The Working Group consulted outside counsel and external auditors regarding the requirements of the conflict minerals rules.  As the leader of the Company’s conflict minerals compliance efforts, the Working Group was tasked with developing and implementing the supply chain due diligence in accordance with the OECD Guidance.  Due to the small number of suppliers identified as providing materials that contain tin or that were reasonably likely to contain tin (the “applicable suppliers”), due diligence procedures were handled by the Working Group, primarily through Supply Chain and EH&S.  The Working Group kept a record of the due diligence steps it took.  Members of the Working Group provided periodic updates to senior management regarding the status of due diligence efforts.

In addition to the Supplier Code of Conduct discussed above, the Company communicated directly with all of its applicable suppliers and requested that they cooperate with its efforts to identify the source and chain of custody of the necessary conflict minerals (which, in the case of the Company for the calendar year 2013, was limited only to tin) by responding to its questionnaire.

Identify and assess risks in the supply chain:

The Working Group sent emails to the applicable suppliers and requested that they respond to the questionnaire attached to the email.  The Company used the EICC-GeSI Template for the questionnaire that it sent to the applicable suppliers.  The EICC-GeSI Template was developed to increase the flow of information about conflict minerals between suppliers and customers.  It requests information about the suppliers’ policies, engagement with their suppliers, names and locations of smelters and refiners and the origin of conflict minerals.  This request was made of 100% of the applicable suppliers who supply products that contain necessary conflict minerals or were reasonably likely to contain necessary conflict minerals.

The Company received responses from 100% of the applicable suppliers surveyed.  The Working Group, primarily Legal, but with some assistance of outside counsel, reviewed and analyzed the responses from the applicable suppliers to determine if the responses were complete and consistent with the rest of the information the Company obtained.  The Working Group communicated further with those applicable suppliers who provided responses that were incomplete or that were not completed using the EICC-GeSI Template.  Sixty percent of the applicable suppliers provided information at a company level.  The rest of the suppliers provided information at a product level.  Of the applicable suppliers who stated specifically that tin was included in the materials that they provided to the Company, one identified the smelters and refiners in its supply chain to which the necessary conflict minerals in the Company’s products could be traced.  The Company used the Conflict-Free Smelter Program initiated by the CFSI to verify whether those smelters and refiners were certified as “conflict-free” smelters and refiners.  The other suppliers either could not identify which smelters or refiners were used to process the conflict minerals in the products and materials provided to the Company or identified smelters and refiners but could not trace the minerals in the products and materials provided to the Company to specific smelters or refiners.

For those applicable suppliers whose responses contained information that was inconsistent with the Company’s other data, the Working Group reviewed its initial data for possible errors and established contact with an EH&S representative of one applicable supplier to discuss the discrepancy regarding the presence of conflict minerals.  The Company was unable to gather the necessary information from these suppliers to complete the EICC-GeSI Template.

Design and implement a strategy to respond to identified risks:

In order to respond to risks identified in the step above, the Working Group designed and implemented a response strategy to enforce the EICC-GeSI Template as the method to gather information.  The following actions were among those used to mitigate risks in the supply chain based on initial EICC-GeSI Template responses:

·	Following up with applicable suppliers who did not respond or did not respond to the survey by using the EICC-GeSI Template to urge them to submit the EICC-GeSI Template;

·	Verifying the collected EICC-GeSI Templates and inquiring about discrepancies in the answers provided; and

·
Establishing contact with EH&S or other supplier representatives of some of the applicable suppliers to discuss discrepancies regarding the presence of conflict minerals or any red flags discovered during the RCOI.

The status of the applicable supplier survey results has been periodically discussed on conference calls with the Working Group.  The Working Group confirmed the status of the due diligence and actions to mitigate supply chain risks, if any were identified.  Updates were provided by members of the Working Group to senior management.

Another step taken to manage risks was to gather information on conflict minerals from suppliers as part of the supplier on-boarding process.  New suppliers fill out a survey and provide compositional information for their products.  A question on that survey was added that specifically asks about whether conflict minerals are included in the product or material.  Once that information is gathered, there is a flag set up in the ERP system that will send notification to the EH&S team if a material contains a component classified as a conflict mineral.  At that point, the Company would send the EICC-GeSI Template to the new supplier to inquire about the source of any conflict minerals.  The Company will only proceed with the relationship if a complete and consistent survey is provided by the new supplier.

The Company has also mitigated risks by training Legal, Supply Chain and EH&S personnel on the conflict minerals rules.  This enables these employees to spot and resolve issues prior to an annual formal due diligence process.  In addition, these employees can help to educate suppliers about the EICC-GeSI Template and can help educate other Company employees.  This was completed by having certain employees attend programs held by external auditors, presenting the issue at the law group meeting and sending emails explaining the new rules to employees within those groups.

The Company also urged suppliers to complete the EICC-GeSI Template, thus encouraging them to participate in industry-wide initiatives to identify upstream suppliers, including smelters and refiners.  The Company has communicated with its suppliers about the conflict minerals rules, citing its sourcing and providing a brief description, and requesting they complete the EICC-GeSI Template.

Carry out independent third-party audit of smelter’s/refiner’s due diligence practices:

The Company does not have direct relationships with smelters or refiners of conflict minerals.  Therefore, it does not carry out audits of these facilities.  However, the Company supports audits conducted by third-parties by urging its suppliers to gather information from their suppliers in order to accurately complete the EICC-GeSI Template.  The Company relies on industry efforts to influence smelters and refiners to get audited and certified through the Conflict-Free Smelter program.

Report annually on supply chain due diligence:

This Conflict Minerals Report and the Form SD are available on the Company’s website at http://investor.ashland.com/sec.cfm and are filed with the Securities and Exchange Commission (“SEC”).  The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

Results of Review

Smelters or refiners

As a result of due diligence efforts, Ashland collected information from one supplier about the smelters and refiners that process its necessary conflict minerals.  The other suppliers either could not identify which smelters or refiners were used to process the conflict minerals in the products and materials provided to the Company or identified smelters and refiners but could not trace the minerals in the products and materials provided to the Company to specific smelters or refiners.  The smelters provided by the one supplier who could trace the necessary conflict minerals used in the materials it provides to the Company are Minsur and Malaysia Smelting Corporation, both of which are on the CFSI’s Conflict-Free Tin Smelters list as of the end of the calendar year 2013.  For the rest of the suppliers, Ashland could not confirm that its necessary conflict minerals pass through specific smelters and refiners.

Countries of origin of the Company’s necessary conflict minerals

Only one of the applicable suppliers from which the Company requested information about conflict minerals as part of the due diligence process included a list of smelters in its response to which it could trace the necessary conflict minerals contained in the products or materials it supplies to the Company.  For all other suppliers, either no smelters or refiners were provided or they could not trace the minerals in the products and materials provided to the Company to specific smelters or refiners.  For the supplier who did list smelters to which it could trace the Company’s necessary conflict minerals, the Company was unable to trace the conflict minerals in their products through to a particular country or mine.  Therefore, despite due diligence efforts and engagement with all applicable suppliers, the Company does not have sufficient information to determine the countries of origin of the necessary conflict minerals in its products.

Efforts to determine the conflict minerals’ mine or location of origin

The Company has determined that the most reasonable effort it can make to determine the mines or locations of origin of its necessary conflict minerals is to seek information from its direct suppliers about the smelters and refiners in its supply chain. This was completed by requesting that all applicable suppliers complete the EICC-GeSI Template and following-up with those suppliers that did not complete the EICC-GeSI Template.  Further attempts were made to follow-up with some suppliers whose responses were incomplete or inconsistent with the other data the Company gathered.  The Company was unable to gather the necessary information from these suppliers to determine the mine or location of origin of its necessary conflict minerals.

Due Diligence Limitations

As mentioned above, the Company does not purchase any conflict minerals directly from miners, smelters or refiners. Due to its position in the supply chain, the Company must rely on its direct and indirect suppliers, including distributors, to provide information about the source and chain of custody of its necessary conflict minerals. Furthermore, the Company must rely on independent third-party audits of smelters and refiners as it does not carry out its own audit of these facilities. These third-party representations and audits may prove to be incorrect or based on fraud. Accordingly, the Company can only provide reasonable, and not absolute, assurance regarding the source and chain of custody of its necessary conflict minerals.

Steps to be Taken to Mitigate Risk

The Company intends to take additional steps to mitigate the risk that its necessary conflict minerals might not be from responsible sources.  In addition to these extra steps set forth below, the Company is continuing to engage in the activities described above in “Due Diligence – Due Diligence Measures Performed.”

First, the Company intends to work to improve the due diligence conducted to obtain more current, complete and reliable information from all applicable suppliers about the source and chain of custody of its necessary conflict minerals.  Over the next year, the Working Group will review the steps it took for calendar year 2013 to identify areas where additional and more accurate information can be obtained, particularly from distributors who were less familiar with the conflict minerals rules.

In calendar year 2014, the Company officially published its Supplier Code of Conduct, which included a section on the sourcing of conflict minerals, and published the entire Supplier Code of Conduct at www.ashland.com/supplier-code-of-conduct.  The Supplier Code of Conduct is also being distributed to the Company’s supply base, where the Company has requested completion of a compliance statement from each supplier for the upcoming year.  Should a supplier’s adherence to the Supplier Code of Conduct be questioned, the supplier is expected to provide evidence of conformity to the Code.  Ashland has the right to investigate non-conformity and reserves the right to terminate the business relationship and any existing contracts.

Ashland will continue to engage with its direct suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information needed to comply with the SEC reporting requirements.  Additionally, the Company intends to provide training and education about the conflict minerals rules to improve the content of the responses from applicable suppliers.  This step is particularly important for distributors and foreign suppliers who are less familiar with the conflict minerals rules and the detailed information required by the rules.  The Company intends to provide this information through handouts and by providing references to sourcing initiative websites, as well as other public sources about the conflict minerals rules.  The Company will continue to engage with additional or new suppliers to obtain responses from all of its direct suppliers that provide products or materials that contain, or are reasonably likely to contain, conflict minerals.

As a result of the training already provided to internal Legal, EH&S and Supply Chain personnel, they will continue to be available to respond to questions about the Company’s expectations for conflict minerals compliance.  Ashland will continue to train Legal, EH&S and Supply Chain personnel and the Working Group on the conflict minerals rules and best practices for ensuring compliance with the OECD Guidance.  So far in calendar year 2014, select members of the Working Group have attended training sessions on conflict minerals from external auditors and a supply chain conference.

The Company will continue to collect product and material compositional information through its ERP system and will flag products or materials containing conflict minerals so that it can collect necessary information from suppliers prior to those materials being integrated into Ashland products.  Internal Audit expects to test this system periodically to ensure it is working properly.

Lastly, the Company intends to work to implement changes in relationships with its applicable suppliers.  The Company expects that this will be accomplished by any or all of the following: (i) adding conflict minerals disclosure flow-down clauses in supply agreements, (ii) increasing detail and speed of follow-up efforts with applicable suppliers, (iii) increasing communication with and training provided to applicable suppliers, and (iv) considering alternative supply sources if compliance is not achieved after follow-up efforts.